SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                              SCHEDULE 14D-1/A
                             (AMENDMENT NO. 3)
                 TENDER OFFER STATEMENT PURSUANT TO SECTION
              14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ALUMAX INC.
                         (NAME OF SUBJECT COMPANY)

                           AMX ACQUISITION CORP.
                        A WHOLLY OWNED SUBSIDIARY OF
                        ALUMINUM COMPANY OF AMERICA
                                 (Bidders)

                   COMMON STOCK, PAR VALUE $.01 PER SHARE
                       (Title of Class of Securities)

                                022197 10 7
                   (CUSIP Number of Class of Securities)

                         LAWRENCE R. PURTELL, ESQ.
                        ALUMINUM COMPANY OF AMERICA
                              425 SIXTH AVENUE
                       PITTSBURGH, PENNSYLVANIA 15219
                         TELEPHONE: (412) 553-4545

    (Name, Address and Telephone Number of Person Authorized to Receive
              Notices and Communications on Behalf of Bidder)

                              With copies to:

                          J. MICHAEL SCHELL, ESQ.
                          MARGARET L. WOLFF, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                          NEW YORK, NEW YORK 10022
                         TELEPHONE: (212) 735-3000

                               APRIL 13, 1998



            This Amendment No. 3 to the Tender Offer Statement on Schedule 14D-1 (this "Amendment") relates to the offer by AMX Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Aluminum Company of America, a Pennsylvania corporation (the "Parent"), to purchase up to 27,000,000 shares of common stock, par value $.01 per share (the "Shares"), of Alumax Inc., a Delaware corporation (the "Company"), at a price of $50.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated March 13, 1998 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer"). Defined terms used but not otherwise defined herein shall have the meanings set forth in the Offer to Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

            Item 5(a) is hereby amended and supplemented by adding the following information immediately after the first full paragraph on page 2 of the Offer to Purchase:

                    "The formula for determining the Merger Cash Prorate
            Amount is illustrated below:


            Merger Cash       =     $50.00 x ([50% Share Number]  -  [Number of Shares purchased in the Offer])
            Prorate Amount          ---------------------------------------------------------------------------
                                     Total number of Shares           Number of Shares owned by the Parent
                                     outstanding immediately      -     and its subsidiaries immediately prior
                                     prior to Effective Time                        to Effective Time


                    As in the example described above, assuming 26,000,000
            Shares were purchased by the Purchaser in the Offer and at the Effective Time the 50% Share Number were 27,000,000, the total number of Shares outstanding were 54,000,000 and the number of Shares owned by the Parent and its subsidiaries were 26,000,000, the calculation of the the Merger Cash Prorate Amount would be:

              Merger Cash Prorate Amount = $50.00 x (27,000,000 - 26,000,000)
                                           ----------------------------------
                                                 54,000,000 - 26,000,000

                                         =  $50,000,000
                                            -----------
                                             28,000,000

                                         =  $1.79

                    The formula for determining the Adjusted Exchange Ratio
            described above can be illustrated as follows:


            Adjusted Exchange Ratio =         (50% Share Number) x .6975
                                      --------------------------------------------------------------------------
                                       Total number of Shares           Number of Shares owned by the Parent
                                      outstanding  immediately     -      and its subsidiaries immediately prior
                                      prior to Effective Time                    to Effective Time


                    Using the same assumptions set forth above, the
            calculation of the Adjusted Exchange Ratio can be illustrated as follows:

                   Adjusted Exchange Ratio =   27,000,000 x .6975
                                             -----------------------
                                             54,000,000 - 26,000,000

                                           = 18,832,500
                                             ----------
                                             28,000,000

                                           = .6726"

ITEM 10.   ADDITIONAL INFORMATION

            Item 10(f) of the Schedule 14D-1 is hereby amended and supplemented to add the following information:

                        "On April 9, 1998, the Parent issued a press
            release announcing the extension of the Expiration Date until 12:00 Midnight, New York City time, on Thursday, May 7, 1998. The Offer had previously been scheduled to expire at 12:00 Midnight, New York City time, on Thursday, April 9, 1998. A copy of the press release issued by the Parent announcing the extension of the Offer is attached hereto as Exhibit (a)(8)(ii) and incorporated herein by reference."

            Item 10(f) is also hereby amended by amending and restating the second sentence of the second paragraph of "Section 1. Terms of the Offer; Expiration Date" of the Offer to Purchase to read in its entirety as follows:

            "In the event that on the Expiration Date 27,00,000 Shares is less than the 50% Share Number by more than 2% of the then outstanding Shares, the Purchaser will increase the number of Shares being sought in the Offer such that the total number of Shares purchased in the Offer equals the 50% Share Number, and if the Offer is scheduled to expire at any time earlier than the tenth business day following the date that notice of such increase is first published or sent or given to security holders, the Offer will be extended until the expiration of such ten business day period."

            Item 10(f) is also hereby amended by amending and restating clause (ii) of the first paragraph of "Section 14. Conditions to the Offer" of the Offer to Purchase to read in its entirety as follows:

            "(ii) immediately prior to the Expiration Date, any of the following conditions shall be reasonably determined by the Parent to be existing:"

ITEM 11.   MATERIAL TO BE FILED AS EXHIBITS.

            Item 11 is hereby amended and supplemented by adding the following Exhibit:

              (a)(8)(ii)  --  Press Release issued by the Parent on
                              April 9, 1998.



                                 SIGNATURE

            After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                            AMX ACQUISITION CORP.


                                            By: /S/  RICHARD B. KELSON
                                                __________________________
                                                Name:  Richard B. Kelson
                                                Title: Vice President and
                                                       Treasurer

Dated: April 13, 1998


                                 SIGNATURE

            After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                             ALUMINUM COMPANY OF AMERICA


                                             By: /S/ RICHARD B. KELSON
                                                ____________________________
                                                Name:  Richard B. Kelson
                                                Title: Executive Vice
                                                       President and
                                                       Chief Financial Officer

Dated: April 13, 1998


                               EXHIBIT INDEX

Exhibit                                                   Page in Sequential
  No.                                                      Numbering System

(a)(8)(ii)     Press Release issued by the Parent
               on April 9, 1998.